invensys®

Invensys plc
Invensys House
Carlisle Place
London, SW1P 1BX
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

[redacted]

04046448

82-2142

RLS Admin/Letters/2004/0071/vhb

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

SUPPL

26 October 2004

SEC MAIL PROCESSING
RECEIVED
NOV 12 2004
WASH. D.C. 202 SECTION

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning Major Interests in Shares.

Yours faithfully,

John R W Clayton
Company Secretary

Copy to: Mr. S. Ahmad
Mr. M. Downing

PROC
DEC 0 8 2004

JW 12/6

SEC No 82 - 2142

invensys®

Invensys plc
Invensys House
Carlisle Place
London, SW1P 1BX
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

NEWS RELEASE

26 October 2004

INVENSYS PLC

("the Company")

NOTIFICATION OF MAJOR INTERESTS IN SHARES

Pursuant to Section 198 of the Companies Act 1985, we have today received notification from Wellington Management Company, LLP, that as at 25 October 2004, they no longer hold a notifiable interest in the capital of the Company.

Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Director - Group Marketing and Communications or Mike Davies, Head of Investor Relations 020 7821 3755

Name of company official responsible for making this notification

Jaime Tham, Assistant Secretary

Date of notification: 26 October 2004